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                                                                    EXHIBIT 20.2




FOR IMMEDIATE RELEASE


                     REN CORPORATION ANNOUNCES ACQUISITION
                        OF ROCKY MOUNTAIN KIDNEY CENTER


NASHVILLE, Tenn. (July 11, 1995)--REN Corporation-USA (NASDAQ:RENL), one of the nation's leading providers of kidney dialysis services, today announced that it has formed a new joint venture to acquire and operate the Rocky Mountain Kidney Center (RMKC) located in Denver, Colorado.

        REN will own a majority interest in the joint venture. S. Robert Contiguglia, M.D. and Melvyn H. Klein, M.D. will be REN's joint venture partners.

        RMKC currently serves approximately 185 patients and provides both chronic and home dialysis services from its facility. University of Colorado School of Medicine renal faculty, along with Drs. Contiguglia and Klein, will serve as medical directors of the clinic.

        Regarding the joint venture, Dr. Klein said, "This affiliation will enable Rocky Mountain Kidney Center to continue delivering the highest quality dialysis services and to gain access to managed care networks."

        REN is the nation's fourth largest provider of kidney dialysis services. After closing this transaction, REN will own and operate 67 dialysis centers, located across 18 states and the District of Columbia. Several of these centers are associated with prominent academic institutions. Overall, the company has over 1,150 treatment stations servicing approximately 5,500 patients. In 1994, REN performed more than 646,000 dialysis treatments. REN also performs blood and urine testing services for its centers and others.


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For further information, contact:

Bradley S. Wear, Senior Vice President & Chief Financial Officer
REN Corporation-USA, 615/353-4245